999 S. Shady Grove Road, Ste. 600
Memphis, TN 38120
901.259.2500 phone
www.EdRtrust.com

May 13, 2013

Via Edgar
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Education Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 1-32417

Dear Mr. Woody:

The following sets forth the responses of Education Realty Trust, Inc. (the “Company”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated May 1, 2013. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Outlook

Rents and Occupancy, page 38

Comment 1: Please define how you determine which communities are same-communities for comparative disclosure of same-community occupancy levels and revenue per available bed. In your response, please let us know your policies related to including developed and acquired communities into the same-community pool and the various reasons and policies for removing a community from the pool. Confirm that you will provide similar disclosure in your future filings.

Response: In response to the Staff’s comment we define our same-community portfolio as properties that were owned prior to January 1 of the prior year being presented or discussed and that were opened and operating through the end of the current period being presented or discussed. For purposes of the Company’s 2012 Form 10-K, the same-community portfolio would include those communities that were owned and operating for the full years ended December 31, 2012 and 2011 that were not conducting or planning to conduct substantial development or redevelopment activities and were not classified as discontinued operations. We supplementally advise the Staff that the intent of the Company’s presentation and footnotes in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under Collegiate Housing Leasing was to provide this definition. We advise the Staff that in future filings, the Company will define how it determines which communities are

Kevin Woody, Branch Chief
May 13, 2013

included in the same-community portfolio when we discuss rents and occupancy in the Trends and Outlook section of MD&A. The Company refers the Staff to the revised disclosure on page 28 of the Company’s Form 10-Q for the quarter ended March 31, 2013, which was filed on May 7, 2013, in which the Company addresses the Staff’s comment.

Financial Statements

Consolidated Statement of Operations, pages 65

Comment 2: We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: We note the Staff’s comment and after reviewing Accounting Standards Codification ("ASC") 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company now considers that dividends per common share should not be shown on the face of the Consolidated Statements of Operations in the Company's annual reports on Form 10-K, although the relevant guidance appears inconsistent. The Company believes that under Regulation S-X 10-01(b)(2) this information may continue to be shown on the face of the income statement in interim periods. Accordingly, the Company will remove dividends per common share from the Consolidated Statements of Operations in future Annual Reports on Form 10-K.

4 – Acquisition and development of real estate investments, pages 80

Comment 3: Please tell us and disclose in future filings, how the purchase price of each of your acquisitions reconciles to the allocation of that purchase price to the net assets and liabilities acquired.

Response: We note the Staff’s comment and advise the Staff that the “purchase price”, as reported, should be more clearly designated as the contractual price for the property agreed upon between the buyer and seller. This differs from the allocated purchase price and the net assets and liabilities acquired, which represent the total consideration transferred to the seller for the purchase of the property on a GAAP basis and including the proration of revenue and expenses and other working capital items, the assumption of other liabilities and the impact of recording those assets and liabilities at fair value. We advise the Staff that in future filings, the Company will retitle the column, “purchase price”, to read “contract price” to more clearly delineate the presentation. Additionally, while the Company has previously disclosed the fair value of net assets acquired in tabular format, the Company will add clarifying language in future filings which will note that the related table represents the allocation of the purchase price to the fair values of the net assets acquired and liabilities assumed.  The Company refers the Staff to the revised disclosures on page 21 of the Company’s Form 10-Q for the quarter ended March 31, 2013, which was filed on May 7, 2013, in which the Company addresses the Staff’s comment.

8 – Investments in unconsolidated entities, page 89

Comment 4: We note that you have recorded liabilities related to investments in unconsolidated entities where distributions exceeded contributions and equity in earnings. Please generally describe your basis for recording such liabilities under Section 970-323-35 of the Accounting Standards Codification.

Response: In response to the Staff’s comment, we advise the Staff that the Company analyzed the following facts in determining the appropriate accounting treatment for investments in unconsolidated entities where

Kevin Woody, Branch Chief
May 13, 2013

distributions exceeded contributions and equity in earnings. Section 970-323-35 of the Accounting Standards Codification states an investor that is liable for the obligations of the venture or is otherwise committed to provide additional financial support to the venture shall record its equity in losses in excess of its investment, including loans and advances. The guidance also states that an investor shall provide for losses in excess of investment when the imminent return to profitable operations by the joint venture appears to be assured. While the Company does not have a legal obligation to provide additional support to the joint venture, the Company has provided such additional support to the joint venture in the past. Furthermore, the joint venture has had positive net income, excluding depreciation and amortization, for the years ended December 31, 2012, 2011 and 2010. Therefore, the joint venture is considered to have profitable operations. Given these circumstances, the Company deemed it appropriate to record its share of distributions in excess of contributions and equity in earnings as a liability in the financial statements.

10. Debt

Mortgage and construction debt, page 92

Comment 5: We note your disclosure on page 20 which indicates that approximately 43% of your debt is variable rate debt. Please revise your disclosure within your table to indicate which loans have a variable rate. In addition, please disclose the assumption used in stating the interest rates presented. Lastly, please make similar changes to your disclosures within your MD&A.

Response: We note the Staff’s comment and supplementally advise the Staff the intent of the Company’s presentation and disclosure was to include a description of all variable rate debt to be read in conjunction with the table of mortgage and construction debt provided in footnote 10 to the consolidated financial statements. The disclosure on page 20 which indicates approximately 43% of our debt is variable rate debt includes the amount outstanding on our unsecured revolving credit facility which is not included in the table of mortgage and construction debt in the footnotes to the financial statements. We further advise the Staff that since this presentation was not as clear as was intended, the Company will prospectively, beginning with its Form 10-K for the year ended December 31, 2013, specifically identify in the table of mortgage and construction debt which loans have a variable interest rate and make similar changes to our disclosures within our MD&A. The proposed additional disclosure in the mortgage and construction debt table will be as highlighted below:

Kevin Woody, Branch Chief
May 13, 2013

Property	Outstanding as of at December 31, 2012	Interest Rate		Maturity Date	Amortization
	(in thousands)
University Towers	$25,000	5.99%		7/1/2013	30 Year
The Avenue at Southern/The Reserve at Columbia/ The Commons at Knoxville/College Grove(2)	57,320	6.02%		1/1/2019	30 Year
The Reserve at Athens(2)	7,366	4.96%		1/1/2015	30 Year
The Reserve at Perkins(2)	14,731	5.99%		1/1/2014	30 Year
The Suites at Overton Park	25,118	4.16%		4/1/2016	30 Year
The Centre at Overton Park	23,333	5.60%		1/1/2017	30 Year
College Station at W. Lafayette/The Pointe at Penn State/The Reserve on Stinson(2)	68,585	6.02%		1/1/2016	30 Year
Pointe West	9,824	4.92%		8/1/2014	30 Year
University Village Apartments on Colvin	8,527	1.31%	(3)	9/29/2013	30 Year
Carrollton Crossing/The Commons on Kinnear(2)	16,676	5.45%		1/1/2017	30 Year
River Pointe/Cape Trails/The Reserve on South College(2)	22,390	5.67%		1/1/2020	30 Year
The Oaks on the Square	16,435	2.46%	(3)	10/30/2015	(1)
Campus West	11,960	2.16%	(3)	11/30/2014	(1)
East Edge	32,672	2.61%	(3)	6/30/2014	(1)
ASU Phoenix	8,869	2.50%	(3)	3/20/2015	(1)
The Retreat	10,639	2.31%	(3)	7/1/2015	(1)
GrandMarc at Westberry Place	36,333	4.95%	(3)	1/1/2020	30 Year
Total debt /weighted average rate	395,778	4.86%
Unamortized premium	3,068
Total net of unamortized premium	398,846
Less current portion	(37,919)
Total long-term debt, net of current portion	$360,927
(1) Represents construction debt that is interest only through the maturity date. See the footnotes below regarding the applicable extension periods.
(2) Represents loans under the Master Secured Credit Facility as defined below.
(3) Variable rate debt. See below for description of debt and interest terms.

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In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Woody, Branch Chief
May 13, 2013

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (901) 259-2507 or our outside counsel Helen W. Brown, at (901) 543-5918.
Sincerely,

/s/ Randall H. Brown

Randall H. Brown
Chief Financial Officer